Nicole Strother

Securities Counsel

(980) 213.1530

Nicole.strother@equitable.com

February 23, 2024

VIA EDGAR

Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549

Re:	Equitable Financial Life Insurance Company of America

Form S-3 Registration Statement

CIK 0000835357

Commissioners:

On behalf of Equitable Financial Life Insurance Company of America (“Equitable America”), we are filing herewith, electronically via EDGAR, Equitable America’s Form S-3 Registration Statement (“Registration Statement”) under the Securities Act of 1933, as amended (“1933 Act”), with respect to interests in certain fixed maturity options that include market value adjustment features (“MVA interests”) under certain combination variable and fixed individual group flexible premium deferred annuity contracts (the “EQUI-VEST Contracts”) offered by Equitable America.

Purpose of the Filing and Filing Fees

The purpose of this filing is to register an additional dollar amount of MVA interests in the Fixed Maturity Options Available Under Certain Active EQUI-VEST Contracts prospectus for certain EQUI-VEST Contracts and to add the exchange offer supplement. This S-3 also includes updated information and changes of a stylistic and clarifying nature to the prospectus. Funds to cover the required filing fee have been wired to US Bank of St. Louis, Missouri for deposit into the Commission’s account.

Request for Selective Review

In reliance upon Securities Act Release No. 6510 and Investment Company Act Release No. 13768 (February 15, 1984), we hereby request selective review from the Commission and its Staff of the disclosure related to the FMO and its Exchange Offer Supplement. Except for the disclosure relating to the Exchange Offer Supplement, the disclosure set forth in this Registration Statement is substantially similar to the disclosure that has been previously filed with the Commission and declared effective on November 3, 2023.

The sole principal difference between the new version of this filing and the current version of the FMO is the addition of the Exchange Offer Supplement. Moreover, the exchange offer supplement is identical to the exchange offer supplement the Staff is reviewing in relation to the Structured Capital Strategies PLUS® 21 Registration Statement (File No. 333-265027), filed on January 30, 2024.

If the Registration Statement was eligible to be filed pursuant to Rule 485 under the 1933 Act, the Company would make the filing pursuant to Rule 485(b) because it does not include any material changes from previous filings. The Registration Statement does not include any disclosures that would render it ineligible to become effective under Rule 485(b) (assuming that the Registration Statement would be eligible for Rule 485 generally).

We would like to clear comments by March 15, 2024. Accordingly, we would greatly appreciate the Staff’s effort in providing us with comments by March 1, 2024, or as soon as practicable thereafter. We will then file a Pre-Effective Amendment that will address any Staff comments.

Equitable America will also request acceleration of the effectiveness of the Registration Statement pursuant to Rule 461 under the Securities Act.

Please contact the undersigned at (980) 213.1530 if you have any questions or comments.

Very truly yours,

/s/ Nicole Strother
Nicole Strother

EQUITABLE FINANCIAL LIFE INSURANCE COMPANY OF AMERICA

8501 IBM DRIVE, SUITE 150, CHARLOTTE, NC 28262-4333